TASEKO MINES LIMITED

Management's Discussion and Analysis

This management's discussion and analysis ("MD&A") is intended to help the reader understand Taseko Mines Limited ("Taseko", "we", "our" or the "Company"), our operations, financial performance, and current and future business environment.  This MD&A is intended to supplement and complement the consolidated financial statements and notes thereto, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards") for the year ended December 31, 2025 (the "Financial Statements").  You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the Company's other public filings, which are available on the Canadian Securities Administrators' website at www.sedarplus.ca ("SEDAR+") and on the Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system on the United States Securities and Exchange Commission's ("SEC") website at www.sec.gov.

This MD&A is prepared as of February 18, 2026.  All dollar figures stated herein are expressed in thousands of Canadian dollars ("$", "Cdn$"), unless otherwise indicated.  Included throughout this MD&A are references to non-GAAP performance measures which are denoted with an asterisk.  An explanation of these non-GAAP measures and their calculations are provided on page 38.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements".  All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities, and events or developments that the Company expects are forward- looking statements.  Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.  All of the forward-looking statements made in this MD&A are qualified by these cautionary statements.  We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law.  Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in the Company's other public filings with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED

Management's Discussion and Analysis

TASEKO MINES LIMITED

Management's Discussion and Analysis

Overview

Taseko is a copper-focused mining company that seeks to create long-term shareholder value by acquiring, developing and operating large tonnage mineral deposits in stable jurisdictions that are capable of supporting a mine for decades.  The Company's principal assets are the wholly-owned Gibraltar mine ("Gibraltar"), which is located in central British Columbia ("BC") and is one of the largest copper mines in North America, and Florence Copper ("Florence" or "Florence Copper"), which is located in Arizona and has recently commenced operations.  Taseko also owns the Yellowhead copper, New Prosperity copper-gold, and Aley niobium projects in British Columbia.

Highlights

Operating data	Three months ended December 31,			Year ended December 31,
(Gibraltar - 100% basis)	2025	2024	Change	2025	2024	Change
Tons mined (millions)	28.0	24.0	4.0	110.9	88.3	22.6
Tons milled (millions)	7.2	8.3	(1.1)	30.6	29.3	1.3
Production (million pounds Cu)	30.7	28.6	2.1	98.1	105.6	(7.5)
Sales (million pounds Cu)	31.6	27.4	4.2	98.7	108.0	(9.3)

Financial data	Three months ended December 31,			Year ended December 31,
(Cdn$ in thousands, except per share amounts)	2025	2024	Change	2025	2024[1]	Change
Revenues	243,767	167,799	75,968	672,904	608,093	64,811
Cash flows from operations	101,234	73,292	27,942	219,558	232,615	(13,057)
Net income (loss)	4,454	(21,207)	25,661	(30,076)	(13,444)	(16,632)
Per share - Basic ("EPS")	0.01	(0.07)	0.08	(0.09)	(0.05)	(0.04)
Earnings from mining operations before depletion, amortization and non-recurring items*	124,055	59,405	64,650	250,664	243,646	7,018
Adjusted EBITDA*	116,464	55,602	60,862	230,424	223,991	6,433
Adjusted net income*	41,525	10,468	31,057	27,141	56,927	(29,786)
Per share - Basic ("Adjusted EPS")*	0.11	0.03	0.08	0.07	0.19	(0.12)

1 Amounts for the year ended December 31, 2024 reflect the impact from the March 25, 2024 acquisition of Cariboo from Dowa and Furukawa, which increased the Company's effective interest in the Gibraltar mine from 87.5% to 100%.

TASEKO MINES LIMITED

Management's Discussion and Analysis

2025 Annual Review

• Earnings from mining operations before depletion, amortization and non-recurring items* was $250.7 million, Adjusted EBITDA* was $230.4 million and cash flow from operations was $219.6 million;

• Net loss was $30.1 million ($0.09 loss per share) and Adjusted net income* was $27.1 million ($0.07 adjusted earnings per share);

• Gibraltar produced 98.1 million pounds of copper at a total operating cost (C1)* of US$2.66 per pound of copper produced.  Copper head grades averaged 0.22% and recoveries averaged 73%;

• Copper production included 2.2 million pounds of copper cathode from the Gibraltar SX/EW plant which was restarted in May;

• Gibraltar sold 98.7 million pounds of copper at an average realized copper price of US$4.61 per pound contributing to revenues of $672.9 million for Taseko;

• Construction activities at Florence Copper continued throughout 2025, completing in the fourth quarter on time and largely on budget at US$275 million.  During the 24-month construction period, there were approximately 1,000,000 project hours worked with no lost time injuries and no reportable incidents;

• In July, the Company filed an updated technical report for the Yellowhead project highlighting a 25 year mine life with an average annual copper production of 178 million pounds at a total cash cost (C1) of US$1.90 per pound, and a net present value of $2.0 billion (8% discount rate, US$4.25 per pound copper and US$2,400 per ounce gold).  The Company also announced that it had formally commenced the Environmental Assessment process for the Yellowhead project; and

• In June, Taseko, Tŝilhqot'in Nation and the Province of BC reached an agreement concerning the New Prosperity project.  Taseko received a payment of $75 million from the Province of BC upon closing of the transaction.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Fourth Quarter Review

• Earnings from mining operations before depletion, amortization and non-recurring items* was $124.1 million, Adjusted EBITDA* was $116.5 million and cash flow from operations was $101.2 million;

• Net income was $4.5 million ($0.01 earnings per share) and Adjusted net income* was $41.5 million ($0.11 adjusted earnings per share);

• Gibraltar produced 30.7 million pounds of copper, including 0.9 million pounds of copper cathode, at a total operating cost (C1)* of US$2.47 per pound of copper produced.  Copper head grades averaged 0.26% and recoveries averaged 81%;

• Gibraltar sold 31.6 million pounds of copper at an average realized copper price of US$5.13 per pound contributing to revenues of $243.8 million for Taseko;

• In October 2025, the Company closed an equity financing (the "Offering") with a syndicate of underwriters pursuant to which the Company issued 42.7 million common shares at a price of US$4.05 per share for gross proceeds of US$172.8 million.  Proceeds from the Offering were partially used to repay outstanding debt under the Company's revolving credit facility, with the remainder available for general corporate purposes; and

• The Company received the final approvals required to commence wellfield injection and recovery operations at Florence Copper in October.  Commercial wellfield acidification commenced in early November, and by early December mining solutions were circulating in all the new production wells within the commercial wellfield.  Production of copper cathode commenced mid-February with the startup of the electrowinning circuit, and the Florence Copper SX/EW plant is now fully operational with copper being plated.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Review of Operations

Gibraltar

Operating data (100% basis)	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	2025	2024
Tons mined (millions)	28.0	29.3	30.4	23.2	24.0	110.9	88.3
Tons milled (millions)	7.2	7.8	7.7	7.9	8.3	30.6	29.3
Strip ratio	2.2	1.5	2.3	4.6	1.9	2.3	1.6
Site operating cost per ton milled*	$16.61	$14.98	$11.23	$8.73	$12.18	$12.81	$12.93
Copper concentrate
Head grade (%)	0.26	0.22	0.20	0.19	0.22	0.22	0.23
Recovery (%)	80.9	77.2	63.2	67.5	78.2	72.8	78.5
Production (million pounds Cu)	29.8	26.7	19.4	20.0	28.6	95.9	105.6
Sales (million pounds Cu)	30.8	25.4	19.0	21.8	27.4	97.0	108.0
Inventory (million pounds Cu)	2.9	4.0	2.7	2.3	4.1	2.9	4.1
Copper cathode
Production (thousand pounds Cu)	919	895	395	-	-	2,209	-
Sales (thousand pounds Cu)	783	905	-	-	-	1,688	-
Molybdenum concentrate
Production (thousand pounds Mo)	830	558	180	336	578	1,902	1,432
Sales (thousand pounds Mo)	953	421	178	364	607	1,916	1,434
Per unit data (US$ per Cu pound produced)[1]
Site operating cost*	$2.80	$3.09	$3.15	$2.41	$2.52	$2.86	$2.61
By-product credit*	(0.59)	(0.39)	(0.19)	(0.33)	(0.42)	(0.40)	(0.28)
Site operating cost, net of by-product credit*	2.21	2.70	2.96	2.08	2.10	2.46	2.33
Off-property cost*	0.26	0.17	0.18	0.18	0.32	0.20	0.33
Total operating cost (C1)*	$2.47	$2.87	$3.14	$2.26	$2.42	$2.66	$2.66

1 Copper pounds produced includes copper in concentrate and copper cathode.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Operations Analysis

Annual Results

Gibraltar mining operations were focused in the Connector pit during 2025, which is the primary source of mill feed for the next few years.  Mining rates increased approximately 25% year-over-year to 110.9 million tons in 2025, compared to 88.3 million tons in 2024, with the higher mining rates attributable to increased operating hours and improved productivity of the haul truck fleet.

Copper production was 98.1 million pounds in 2025, including 2.2 million pounds of copper cathode from the Gibraltar solvent extraction and electrowinning ("SX/EW") plant that was restarted in May.  Mill throughput was 30.6 million tons for the year with average copper head grades of 0.22% and copper recoveries of 73%, which steadily improved throughout the year as mining advanced beyond the oxidized and supergene zones encountered in the initial phases of Connector pit.  Copper production in the second half of the year was a notable improvement over the first half of the year attributable to higher grades and better quality ore.

Total site costs* were $473.2 million (including capitalized stripping of $80.9 million) in 2025, compared to $400.2 million (including capitalized stripping of $32.5 million) in 2024.  The increase in total site costs is a result of higher mining rates and costs to restart and operate the Gibraltar SX/EW plant, which processes stockpiled oxide ore to produce copper cathode.

Molybdenum production increased to 1.9 million pounds in 2025 from 1.4 million pounds in 2024 primarily due to higher molybdenum grades and improved recoveries.  At an average molybdenum price of US$22.16 per pound for the year, molybdenum contributed to a by-product credit of US$0.40 per pound of copper produced.

Off-property costs were US$0.20 per pound of copper produced in 2025, compared to US$0.33 per pound of copper produced in 2024, and reflect Gibraltar's favorable offtake agreements with average treatment and refining charges ("TCRC") of around $nil for the year.

Total operating costs (C1)* were US$2.66 per pound of copper produced in 2025, consistent with US$2.66 per pound of copper produced in 2024.  The impacts of higher capitalized stripping, lower TCRCs, and higher molybdenum sales were offset by higher site operating costs due to higher mining rates, lower copper production, and the recommissioning and initial operation of the Gibraltar SX/EW plant.

Fourth Quarter Results

Mining continues to advance deeper into the Connector pit and benefit from improved copper grades and ore quality.  A total of 28.0 million tons were mined in the fourth quarter, comparable to the previous quarter.  The average strip ratio was 2.2 in the fourth quarter, and in line with the life-of-mine average.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Mill throughput was 7.2 million tons in the fourth quarter and was impacted by unanticipated mill downtime due to unscheduled maintenance activities and a serious accident which resulted in a temporary site wide shutdown in November.

Copper production increased to 30.7 million pounds (including 0.9 million pounds of copper cathode) in the fourth quarter, compared to 27.6 million pounds (including 0.9 million pounds of copper cathode) in the previous quarter, driven by higher copper head grades averaging 0.26% and copper recoveries averaging 81%.

Total site costs* were $125.6 million (including capitalized stripping of $6.0 million) in the fourth quarter, comparable to the previous quarter.

Molybdenum production increased to 830 thousand pounds in the fourth quarter and reflects the higher molybdenum grades realized in Connector pit ore. At an average molybdenum price of US$22.89 per pound for the quarter, molybdenum provided a by-product credit of US$0.59 per pound of copper produced.

Off-property costs were US$0.26 per pound of copper produced and were higher than previous quarters due to the timing of shipments with higher TCRC terms.

Total operating costs (C1)* were US$2.47 per pound of copper produced for the fourth quarter, lower than the prior quarter and comparable to the prior year comparative quarter.  Increased site operating costs from higher mining rates were offset by higher copper production, improved molybdenum by-product credits, higher capitalized stripping costs, and lower TCRCs.

Gibraltar Outlook

Mining activity over the last 18 months has been focused in the Connector Pit, which was the primary source of mill feed in 2025, and will continue to be the primary source of ore for the next three years (2026 through 2028).  In recent months, head grades in the Connector Pit have been 5% to 10% lower than originally expected due to the impact of small higher grade zones that have not been realized through mining to date.  In addition, oxide copper and metallurgically challenging supergene ore has been more abundant in the Connector Pit than previously estimated, and recoveries in 2026 are expected to average between 75% to 80% (similar to the second half of 2025).  On a positive note, the additional oxide ore mined from Connector Pit has been stacked on leach pads and will be processed in the Gibraltar SX/EW plant in the coming years.  Taking all of these factors into account, total copper production at Gibraltar for 2026 is expected to be in the range of 110 to 115 million pounds and is expected to continue at similar levels (± 5%) until completion of mining in the Connector pit in mid-2029.

Molybdenum production in 2026 is expected to remain at similar levels to 2025, and with molybdenum prices stabilizing above US$20.00 per pound we continue to expect strong molybdenum by-product credits.

TASEKO MINES LIMITED

Management's Discussion and Analysis

The Company has offtake agreements covering substantially all of Gibraltar's copper concentrate production for 2026, which contain low and in certain cases negative TCRC rates reflecting the continued tight copper smelting market.  Based on the contract terms, the Company expects average TCRCs to be similar to 2025.

The Company has a prudent hedging program in place to protect a minimum copper price and Gibraltar cash flow during the commissioning period and ramp-up of commercial operations at Florence Copper.  Currently, the Company has copper collar contracts in place with a floor of US$4.00 per pound and a ceiling of US$5.40 per pound for 54 million pounds of copper production for the first half of 2026 and a floor of US$4.75 per pound  and a ceiling of between US$7.50 and US$8.50 per pound for 24 million pounds of copper production for the third quarter of 2026 (refer to "Financial Condition Review-Hedging Strategy" for details).

Florence Copper

Florence Copper is an in-situ copper recovery ("ISCR") operation, located in Arizona, USA, that will produce LME Grade A copper metal without conventional open-pit mining or major surface disturbance.  Florence Copper is projected to rank among the lowest greenhouse gas ("GHG") intensity primary copper producers in North America, delivering environmentally responsible copper to North American manufacturers and consumers.  The project is expected to commence commercial production in early 2026, with production ramping up to 85 million pounds per year at full capacity.

Construction activities at Florence Copper were completed on time and largely on budget in the fourth quarter of 2025.  The focus of the operating team has transitioned to wellfield operations, commissioning of the SX/EW plant and the startup of commercial production.

Commercial wellfield acidification commenced in early November, and by early December mining solutions were circulating in all the new production wells within the commercial wellfield.  Initial injection flowrates were above expectations resulting in faster initial acidification of the wellfield.  The grade of copper recovered in solution from the recovery wells continued to increase, and the average solution grade reached the level required for SX/EW plant operations.  Commissioning of the SX/EW plant area advanced in parallel with initial wellfield operations, and plant operations commenced mid-February.  Production of copper cathode commenced mid-February with the startup of the electrowinning circuit.  The Florence Copper SX/EW plant is now fully operational and copper is being plated.  The project team is focused on the successful ramp-up of operations in 2026, and total production in 2026 is expected to be in the range of 30 to 35 million pounds of copper cathode.

Wellfield drilling also re-commenced in late 2025 and by early 2026 there were three drill rigs operating on site with a fourth drill rig being mobilized at site.  Continued expansion of the commercial wellfield will be required to support higher solution flows and increased copper production as the Florence Copper commercial operation progresses through the ramp-up in 2026.

Florence Copper capital spend (US$ in thousands)	Three months ended December 31, 2025	Year ended December 31, 2025
Commercial facility construction costs	8,016	119,644
Plant and site commissioning costs	3,636	3,636
Site and PTF operations	12,260	34,662
Total Florence Copper capital spend	23,912	157,942

Florence Copper commercial facility construction costs were US$8.0 million in the fourth quarter and US$119.6 million in 2025.  Total construction costs for the Florence Copper commercial facility were US$274.6 million.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Long-term Growth Strategy

Taseko's strategy has been to grow the Company by acquiring and developing a pipeline of projects focused on copper in North America.  We continue to believe this will generate long-term returns for shareholders.  Our other development projects are located in BC, Canada.

Yellowhead copper project

In July 2025, the Company published a new report titled "Technical Report Update on the Yellowhead Copper Project, British Columbia, Canada" (the "Yellowhead 2025 Technical Report").  Based on the Yellowhead 2025 Technical Report, the Yellowhead copper project is expected to produce 4.4 billion pounds of copper over a 25-year mine life at an average C1 cost, net of by-product credit, of US$1.90 per pound of copper produced.  During the first 5 years of operation, the Yellowhead project is expected to produce an average of 206 million pounds of copper per year at an average C1 cost, net of by-product credit, of US$1.62 per pound of copper produced.  The Yellowhead project also contains valuable precious metal by-products with 282,000 ounces of gold production and 19.4 million ounces of silver production over the life of mine.

The economic analysis in the Yellowhead 2025 Technical Report was prepared using a copper price of US$4.25 per pound, a gold price of US$2,400 per ounce, and a silver price of US$28.00 per ounce.

Project highlights based on the Yellowhead 2025 Technical Report are detailed below:

• Average annual copper production of 178 million pounds over a 25 year mine life at total cash costs (C1) of US$1.90 per pound of copper produced;

• Over the first 5 years of the mine life, copper grade is expected to average 0.32% producing an average of 206 million pounds of copper at total cash costs (C1) of US$1.62 per pound of copper produced;

• Concentrator designed to process 90,000 tonnes per day of ore with an expected copper recovery of 90%, and produce a clean copper concentrate with payable gold and silver by-products;

• Conventional open pit mining with a low strip ratio of 1.4;

• After-tax net present value of $2.0 billion (8% after-tax discount rate) and after-tax internal rate of return of 21%;

• Initial capital costs of $2.0 billion with a payback period of 3.3 years; and

• Expected to be eligible for the Canadian federal Clean Technology Manufacturing Investment Tax Credit, with 30% (approximately $540 million) of eligible initial capital costs reimbursed in year 1 of operation.

In June 2025, the Yellowhead project's Initial Project Description was filed and accepted by the British Columbia Environmental Assessment Office and Impact Assessment Agency of Canada, formally commencing the Environmental Assessment process.  The Company will continue to engage with project stakeholders to ensure that the development of the Yellowhead Project is in line with environmental and social expectations.  The Company opened a community office for the Yellowhead project in 2024 to support ongoing engagement with local communities including First Nations.

New Prosperity copper-gold project

In June 2025, Taseko, the Tŝilhqot'in Nation and the Province of BC reached a historic agreement concerning the New Prosperity project (the "Teẑtan Biny Agreement").  The Teẑtan Biny Agreement ends litigation among the parties while providing certainty with respect to how the significant copper-gold resource at New Prosperity may be developed in the future.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Key elements of the Teẑtan Biny Agreement include:

• Taseko received a payment of $75 million from the Province of BC upon closing of the agreement;

• Taseko contributed a 22.5% equity interest in the New Prosperity mineral tenures to a trust for the future benefit of the Tŝilhqot'in Nation.  The trust will transfer the property interest to the Tŝilhqot'in Nation if and when it consents to a proposal to pursue mineral development in the project area;

• Taseko retains a majority interest (77.5%) in the New Prosperity mineral tenures and can divest some or all of its interest at any time, including to other mining companies that could advance a project with the consent of the Tŝilhqot'in Nation.  However, Taseko has committed not to be the proponent (operator) of mineral exploration and development activities at New Prosperity, nor the owner of a future mine development;

• Taseko has entered into a consent agreement with the Tŝilhqot'in Nation, whereby no mineral exploration or development activity can proceed in the New Prosperity project area without the free, prior and informed consent of the Tŝilhqot'in Nation;

• The Province of BC and the Tŝilhqot'in Nation have agreed to negotiate the process by which the consent of the Tŝilhqot'in Nation will be sought for any proposed mining project to proceed through an environmental assessment process; and

• The Tŝilhqot'in Nation and the Province of BC have agreed to undertake a land-use planning process for the area of the mineral tenures and a broader area of land within Tŝilhqot'in territory.

Aley niobium project

The converter pilot test is ongoing to provide additional process data to support the design of commercial process facilities.  In the fourth quarter, the Company produced on-spec ferro-niobium, and the process is now scaling up to provide product samples to support marketing initiatives.  The Company is also conducting a scoping study to investigate the potential for Aley niobium oxide production to supply the growing market for niobium-based batteries.

Sustainability

Taseko is a leading North American copper producer, whose approach to sustainability is wholly aligned with our commitment to efficiency and operational excellence.

Recognized as a top-tier operator, Taseko is committed to strong health and safety standards, responsible environmental practices, and creating lasting value for people and communities.  Together, these commitments define the organization's sustainability framework.

Critical minerals

Copper is fundamental to renewable energy systems, electrification, modern infrastructure, and the rapid expansion of AI-driven data centres.  As demand for clean energy and advanced technologies accelerates, so too will the need for copper.  Taseko is well positioned to support this transition by ensuring stable, secure, and responsibly produced supply of this essential material.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Operational excellence

Operational excellence underpins Taseko's sustainability performance.  The Company maintains rigorous health and safety standards to protect employees and contractors, while taking a proactive approach to environmental stewardship and processive reclamation.

By integrating responsible environmental management with disciplined operations, Taseko delivers sustainable, long-term value.

Delivering 360 degrees of value

Taseko works to ensure that the benefits of responsible resource development are broadly shared.  Community engagement is a cornerstone of the Company's sustainability strategy.

Taseko prioritizes meaningful, mutually beneficial partnerships with local communities and First Nations partners, fostering trust, collaboration and shared opportunity.  Through employment, procurement, and community investment, Taseko's approach is about delivering lasting value at every level-for employees, communities, Indigenous partners, investors and North America as a whole.

Taseko's annual Sustainability Report is available at www.tasekomines.com/sustainability/overview.

Taseko received a rating of 'BBB' from MSCI, indicating an industry-average level of ESG risk management relative to our peers.

Market Review

Copper	Molybdenum	Canadian dollar/US dollar Exchange

1 Commodity prices in US dollars per pound.

2 Sources: London Metals Exchange for copper prices, Platts Metals for molybdenum prices, Bank of Canada for Canadian dollar/US dollar exchange rates.

Copper prices on the London Metal Exchange ("LME") are currently around US$5.75 per pound compared to US$5.67 per pound at December 31, 2025 and the fourth quarter average of US$5.03 per pound.  Copper prices have continued to climb supported by tightening global supply amid heavy stockpiling in the US.

Longer-term demand for copper is expected to remain strong driven by strong structural demand trends in artificial intelligence, electrification, renewable energy and overall industrial activity.  Tight supply conditions are expected to continue due to few available sources of new primary copper supply.  These factors continue to provide structural catalysts and support for a higher copper price in the longer term as significant new mine supply lags behind growth in copper demand.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Smelter TCRCs remain historically low, including spot rates at negative (premium) rates, driven by an increase in global copper smelting capacity and disruptions in the supply of copper concentrates.  Tight copper concentrate supply could continue putting persistent pressure on spot TCRCs to record low rates.

Approximately 8% of the Company's revenue is made up of molybdenum sales and Connector pit ore is expected to provide higher molybdenum grades in the coming years.  Molybdenum prices are currently around US$28.75 per pound compared to US$22.70 per pound at December 31, 2025 and the fourth quarter average of US$22.89 per pound.  The Company's sales agreements specify molybdenum pricing based on published Platts Metals reports.

The Company's sales contracts are priced in US dollars while a majority of Gibraltar's costs are Canadian dollar denominated, and, therefore, fluctuations in the Canadian dollar/US dollar exchange rate can have a significant effect on the Company's financial results.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Financial Performance

Earnings

	Year ended December 31,
(Cdn$ in thousands)	2025	2024[1]	Change
Net loss	(30,076)	(13,444)	(16,632)
Unrealized foreign exchange (gain) loss	(32,974)	52,299	(85,273)
Unrealized loss (gain) and fair value adjustments on derivatives	85,678	(10,141)	95,819
Accretion on Cariboo consideration payable	13,237	23,920	(10,683)
Accretion on Florence royalty obligation	34,178	12,933	21,245
Other operating costs	-	18,665	(18,665)
Gain on Cariboo acquisition	-	(47,426)	47,426
Gain on acquisition of control of Gibraltar[2]	-	(14,982)	14,982
Realized gain on sale of inventory[3]	-	17,122	(17,122)
Realized gain on processing of ore stockpiles[4]	-	9,227	(9,227)
Non-recurring other expenses related to Cariboo acquisition	-	532	(532)
Call premium on settlement of debt	-	9,571	(9,571)
Loss on settlement of debt, net of capitalized interest	-	2,904	(2,904)
Tax effect of sale of non-controlling interest in New Prosperity	(9,285)	-	(9,285)
Estimated tax effect of adjustments	(33,617)	(4,253)	(29,364)
Adjusted net income	27,141	56,927	(29,786)

1 Amounts for the year ended December 31, 2024 reflect the impact from the March 25, 2024 acquisition of Cariboo from Dowa and Furukawa, which increased the Company's effective interest in the Gibraltar mine from 87.5% to 100%.

2 Gain on acquisition of control of Gibraltar relates to Taseko's 87.5% share of copper concentrate inventories held at March 25, 2024 that was written-up to fair value as part of the acquisition of control of Gibraltar.

3 Realized gain on sale of inventory relates to copper concentrate inventories held at March 25, 2024 that was written-up to fair value as part of the acquisition of control of Gibraltar and subsequently sold.  The realized portion of these gains have been added back to Adjusted net income in the period the inventories were sold.

4 Realized gain on processing of ore stockpiles relates to ore stockpile inventories held at March 25, 2024 that was written-up to fair value as part of the acquisition of control of Gibraltar and subsequently processed.  The realized portion of these gains have been added back to Adjusted net income in the period the inventories were processed.

Adjusted net income decreased to $27.1 million ($0.07 adjusted earnings per share) in 2025, compared to $56.9 million ($0.19 adjusted earnings per share) in 2024, primarily driven by lower production and sales volumes, and higher unit cost of production resulting from the processing of lower grade stockpiled material that was used as the primary source of mill feed during the first half of the year, partially offset by higher prevailing commodity prices during the year.  The comparative prior year amount also contained an insurance recovery of $26.3 million received from a business interruption insurance claim related to a major component repair in Concentrator #2.

Net loss was $30.1 million ($0.09 loss per share) in 2025, which included unrealized losses and fair value adjustments on derivatives of $85.7 million, accretion on Florence royalty obligation of $34.2 million and accretion on Cariboo consideration payable of $13.2 million, reflecting higher prevailing copper price trends and the impact on the valuation of the respective instruments, partially offset by an unrealized foreign exchange gain of $33.0 million due to the effect of a weaker US dollar on the Company's US dollar-denominated debt.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Net loss was $13.4 million in 2024, which included an unrealized foreign exchange loss of $52.3 million due to the effect of a stronger US dollar on the Company's US dollar-denominated debt, accretion on Cariboo consideration payable of $23.9 million and accretion on Florence royalty obligation of $12.9 million, partially offset by unrealized gains and fair value adjustments on derivatives of $10.1 million reflecting lower prevailing commodity prices and the impact on the valuation of the respective instruments.  Net loss for 2024 also reflects losses on the settlement of debt, and other site costs associated with the crusher relocation project and site care and maintenance costs during the June 2024 unionized labour strike at Gibraltar, and the impact of gains recognized in connection with the acquisition of Cariboo.

Revenues

	Year ended December 31,
(Cdn$ in thousands)	2025	2024[1]	Change
Copper contained in concentrate	599,138	575,012	24,126
Copper cathode	11,717	-	11,717
Molybdenum concentrate	52,586	41,712	10,874
Silver	5,878	6,437	(559)
Gold	2,120	-	2,120
Total gross revenue	671,439	623,161	48,278
Treatment and refining premiums (costs)	1,465	(15,068)	16,533
Revenue	672,904	608,093	64,811

Sales of copper in concentrate[2] (thousand pounds)	93,125	100,759	(7,634)
Average realized copper price (US$ per pound)	4.61	4.17	0.44
Average LME copper price (US$ per pound)	4.51	4.15	0.36
Average exchange rate (CAD/USD)	1.40	1.37	0.03

1 Amounts for the year ended December 31, 2024 reflect the impact from the March 25, 2024 acquisition of Cariboo from Dowa and Furukawa, which increased the Company's effective interest in the Gibraltar mine from 87.5% to 100%.

2 Sales of copper in concentrate includes a net smelter payable deduction of approximately 3.5% to derive net payable pounds of copper sold.

Revenues from the sales of copper contained in concentrate increased by $24.1 million to $599.1 million in 2025, compared to $575.0 million in 2024.  The increase was driven by a positive price variance of $57.6 million, reflecting a US$0.44 per pound higher average realized copper price, and a positive foreign exchange variance of $10.7 million, due to a stronger Canadian dollar trend throughout the year, partially offset by a negative volume variance of $44.2 million, due to lower payable sales volumes from lower production.

Copper cathode revenues were $11.7 million in 2025 as the Company began shipping copper cathode produced from the Gibraltar SX/EW plant during the second half of the year, supplementing revenues from the sales of copper contained in concentrate.

Molybdenum revenues increased by $10.9 million to $52.6 million in 2025, compared to $41.7 million in 2024, primarily attributable to increased sales volumes as Gibraltar began to realize the higher expected molybdenum grades and recoveries from Connector pit ore.

Gold revenues were $2.1 million in 2025 as the Company benefited from payable gold under one of its concentrate offtake agreements for Gibraltar concentrate.

TASEKO MINES LIMITED

Management's Discussion and Analysis

The Company recorded treatment and refining premiums of $1.5 million in 2025, compared to treatment and refining costs of $15.1 million in 2024, reflecting the favorable TCRC rates realized under the Company's 2025 offtake agreements.

Cost of sales and other operating costs

	Year ended December 31,
(Cdn$ in thousands)	2025	2024[1]	Change
Site operating costs	392,220	367,689	24,531
Transportation costs	29,940	35,413	(5,473)
Changes in inventories:
Changes in finished goods	1,773	23,852	(22,079)
Changes in sulphide ore stockpiles	16,327	2	16,325
Changes in oxide ore stockpiles	(18,020)	(9,870)	(8,150)
Production costs	422,240	417,086	5,154
Depletion and amortization	102,718	73,852	28,866
Cost of sales	524,958	490,938	34,020

Site operating costs per ton milled*	$12.81	$12.93	$(0.12)

Other operating costs:
Research and development tax credits	(4,008)	-	(4,008)
Crusher relocation costs	-	16,141	(16,141)
Site care and maintenance costs	-	2,524	(2,524)
Other operating (income) costs	(4,008)	18,665	(22,673)

Insurance recovery	-	(26,290)	26,290

1 Amounts for the year ended December 31, 2024 reflect the impact from the March 25, 2024 acquisition of Cariboo from Dowa and Furukawa, which increased the Company's effective interest in the Gibraltar mine from 87.5% to 100%.

Site operating costs were $392.2 million in 2025, compared to $367.7 million in 2024.  The increase in site operating costs was primarily attributable to increased mining costs needed to support the higher mining rates achieved at Gibraltar during the year, and the recommissioning and operation of the Gibraltar SX/EW plant to produce copper cathode from oxide ore stockpiles.  Site operating costs in 2024 were also impacted by the June 2024 unionized labour strike at Gibraltar, which put the mine site into care and maintenance for a period, and the crusher relocation and concurrent mill maintenance projects, which reduced mill availability and related milling costs.

Transportation costs were $29.9 million in 2025 compared to $35.4 million in 2024 and generally reflecting the lower sales volume in the current year.

Cost of sales was impacted by changes in stockpile inventories.  Stockpiled ore was used to supplement mined ore in the first half of the year, resulting in a drawdown of 9.9 million tons of sulphide ore stockpiles.  4.0 million tons were added back to sulphide ore stockpiles in the second half of the year as mining advanced deeper and quality ore was released from the Connector pit.  The resulting net drawdown of 5.9 million tons contributed to an increase in production costs of $16.3 million in 2025.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Oxide ore was added to the heap leach pads for SX/EW processing as Gibraltar mined through the oxide layer capping the Connector pit.  Oxide ore stockpiles increased by 8.9 million tons in 2025, contributing to a decrease in production costs of $18.0 million.

Depletion and amortization increased by $28.9 million to $102.7 million in 2025, compared to $73.9 million in 2024, reflecting Gibraltar's transition of mining activities to the Connector pit and the associated amortization of previously deferred stripping costs.

Other expenses (income)

	Year ended December 31,
(Cdn$ in thousands)	2025	2024	Change
General and administrative	14,632	12,942	1,690
Share-based compensation expense	22,549	9,002	13,547
Realized loss on derivatives	5,333	5,342	(9)
Unrealized loss (gain) on derivatives	52,212	(21,020)	73,232
Fair value adjustment on Florence copper stream derivative	20,323	10,880	9,443
Fair value adjustment on Cariboo contingent performance payments	13,143	-	13,143
Project evaluation expense	3,909	3,623	286
Gain on Cariboo acquisition	-	(47,426)	47,426
Gain on acquisition of control of Gibraltar[1]	-	(14,982)	14,982
Call premium on settlement of debt	-	9,571	(9,571)
Other expenses (income), net	(81)	307	(388)
Other expenses (income)	132,020	(31,761)	163,781

1 Gain on acquisition of control of Gibraltar relates Taseko's 87.5% share of copper concentrate inventories held at March 25, 2024 that was written-up to fair value as part of the acquisition of control of Gibraltar.

General and administrative expenses were $14.6 million in 2025, compared to $12.9 million in 2024.  The increase in general and administrative expenses was attributable to increased personnel and scaling of corporate functions to support the ramp-up of Florence Copper and the Yellowhead Environmental Assessment process.

Share-based compensation relates to expenses associated with the vesting of share options and performance share units over their respective vesting periods, and fair value adjustments on deferred share units and restricted share units.  Share-based compensation expenses increased by $13.5 million to $22.5 million in 2025 from $9.0 million in 2024, primarily reflecting the increase in the Company's share price and its impact on the valuation of the Company's long-term incentive awards.  For more information, refer to Financial Statements-Note 23.

Realized loss on derivatives was $5.3 million in 2025, consistent with 2024, and reflects the amortization of premiums paid for copper collars and fuel call options entered into as part of the Company's hedging strategy.  Unrealized loss on derivatives was $52.2 million in 2025, compared to an unrealized gain on derivatives of $21.0 million in 2024, driven by increasing prevailing copper prices, which closed the year at US$5.67 per pound, and the impact on changes in fair value of the Company's outstanding copper collar positions with a floor of US$4.00 per pound and a ceiling of US$5.40 per pound.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Fair value adjustment on Florence copper stream derivative was $20.3 million in 2025.  Fair value adjustment on Cariboo contingent performance payments was $13.1 million in 2025.  These fair value adjustments primarily reflect increases in prevailing and forecast copper prices.

Project evaluation expense represents costs associated with the New Prosperity project and other technical expenditures undertaken by Taseko's engineering and technical teams on various project initiatives.

On March 25, 2024, the Company completed its acquisition of the remaining 50% of Cariboo Copper Corp. ("Cariboo") from Dowa Metals & Mining Co., Ltd. ("Dowa") and Furukawa Co., Ltd. ("Furukawa"), and increased its effective interest in the Gibraltar mine from 87.5% to 100%.  The Company recognized a gain on acquisition of Cariboo of $47.4 million representing the difference between the estimated fair value of net assets acquired and the estimated fair value of total consideration payable.  The acquisition also gave the Company full control over Gibraltar and required a deemed disposition and reacquisition of its previously held 87.5% interest in Gibraltar according to IFRS Accounting Standards.  The Company recognized a gain on acquisition of control of Gibraltar of $15.0 million representing the write-up of finished copper concentrate inventory held at the date of acquisition to fair value.  Further details on the Cariboo acquisition can be found in Financial Statements-Note 17.

Finance expenses and income

	Year ended December 31,
(Cdn$ in thousands)	2025	2024	Change
Interest expense	71,447	61,886	9,561
Amortization of deferred financing charges	2,503	2,515	(12)
Loss on settlement of debt	-	4,646	(4,646)
Finance income	(3,920)	(5,175)	1,255
Less: Capitalized interest expense	(29,759)	(23,060)	(6,699)
Finance expenses, net	40,271	40,812	(541)

Accretion on deferred revenue	10,165	7,244	2,921
Accretion on provision for environmental rehabilitation	2,862	2,780	82
Accretion on Cariboo consideration payable	13,237	23,920	(10,683)
Accretion on Florence royalty obligation	34,178	12,993	21,185
Accretion expenses	60,442	46,937	13,505

Net finance expenses were $40.3 million in 2025, comparable to $40.8 million in 2024.  Interest expense increased by $9.6 million, reflecting higher principal outstanding and higher coupon rates on the Company's senior notes refinanced in April 2024, and higher borrowings against the Company's revolving credit facility during the year to support construction activities at Florence Copper, and was partially offset by increased capitalized interest of $6.7 million, reflecting increased capital spend on the commercial production facility.

Accretion on Cariboo consideration payable was $13.2 million in 2025 and reflects changes in the timing of expected cash flows arising from changes in forecast copper price assumptions applied over the remaining term of the Sojitz earn-out and the Dowa and Furukawa earn-out obligations.

Accretion on Florence royalty obligation was $34.2 million in 2025 and reflects accretion and changes in the timing of expected cash flows arising from higher prevailing copper price forecasts applied over the term of the Florence royalty obligation.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Income tax

	Year ended December 31,
(Cdn$ in thousands)	2025	2024	Change
Current income tax expense	1,696	3,482	(1,786)
Deferred income tax (recovery) expense	(21,101)	28,060	(49,161)
Income tax (recovery) expense	(19,405)	31,542	(50,947)

Effective tax rate	39.2%	174.3%	(135.1) %
Canadian statutory rate	27.0%	27.0%	-
BC mineral tax rate	9.5%	9.5%	-

A reconciliation of the effective tax rate is presented below:

	Year ended December 31,
(Cdn$ in thousands)	2025	2024	Change
Income tax expense at Canadian statutory rate of 36.5%	(18,055)	6,603	(24,658)
Permanent differences	13,844	20,684	(6,840)
Foreign tax rate differentials	1,482	629	853
Unrecognized tax benefits	1,097	6,627	(5,530)
Utilization of previously unrecognized capital losses	(9,238)	-	(9,238)
Recognition of previously unrecognized non-capital losses	(7,569)	-	(7,569)
Deferred tax adjustments related to prior periods	(966)	(3,001)	2,035
Income tax (recovery) expense	(19,045)	31,542	(50,947)

The effective tax rate for 2025 is higher than the combined BC mineral tax rate and the federal and provincial statutory income tax rate due to certain expenses such as finance charges, derivative expenses, and general and administrative costs that are not deductible for BC mineral tax purposes.

As foreign exchange revaluations on the senior secured notes are not recognized for tax purposes until realized, and in the case of capital losses, until they are applied, the effective tax rate may be significantly higher or lower than statutory rates, as is the case for the 2025 and 2024 periods.

Capital losses were utilized against the gain recognized on the disposition of a 22.5% interest in New Prosperity.  The recognition of previously unrecognized losses relate to the Company's Yellowhead copper project.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Financial Condition Review

Balance sheet review

(Cdn$ in thousands, unless otherwise indicated)	December 31, 2025	December 31, 2024	Change
Cash	187,961	172,732	15,229
Other current assets	156,925	180,507	(23,582)
Property, plant and equipment	2,045,452	1,770,102	275,350
Other assets	82,149	71,702	10,447
Total assets	2,472,487	2,195,043	277,444

Current liabilities[1]	194,313	173,983	20,330
Debt:
Senior secured notes	674,114	706,741	(32,627)
Equipment-related financings	72,882	90,467	(17,585)
Cariboo consideration payable	132,006	129,421	2,585
Florence copper stream	91,501	67,813	23,688
Florence royalty obligation	107,599	84,383	23,216
Deferred revenue	82,617	77,327	5,290
Other liabilities	338,792	361,686	(22,894)
Total liabilities	1,693,824	1,691,821	2,003
Equity	778,663	503,222	275,441

Net debt (debt minus cash)	559,035	624,476	(65,441)
Total common shares outstanding (million shares)	361.1	304.7	56.4

1 Current liabilities exclude the current portion of long-term debt.

The Company's asset base is principally comprised of property, plant and equipment reflecting the capital-intensive nature of its large scale, open pit mining operation at Gibraltar and the commercial SX/EW facility at Florence Copper.  Other current assets primarily include accounts receivable, inventories (concentrate inventories, ore stockpiles, and supplies), prepaid expenses, and marketable securities.  Concentrate inventories, accounts receivable and cash balances can fluctuate due to the timing of sales and cash settlements.

Property, plant and equipment increased by $275.4 million during the year, which includes Florence Copper construction costs of $233.7 million (capital project costs of $182.8 million and site costs of $50.9 million) and Gibraltar capital expenditures of $172.4 million (capitalized stripping costs of $93.6 million and other capital expenditures of $78.8 million).

Net debt decreased by $65.4 million during the year, primarily due to the October equity financings, which was partially used to fund the construction of the Florence Copper commercial facility and to reduce outstanding debt.

Cariboo consideration payable relates to earn-out obligations arising from the acquisition of Cariboo.  Cariboo consideration payable increased by $2.6 million during the year, primarily due to accretion of the liability reflecting higher copper price assumptions applied over the remaining term of the Cariboo earn-out liabilities, partially offset by $16.6 million of payments made to Sojitz during the year.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Florence royalty obligation increased $23.2 million, primarily reflecting changes in the timing of expected cash flows driven by higher forecast copper prices applied over the term of the obligation.  Florence copper stream increased $23.7 million, primarily due to the receipt of the final US$10.0 million instalment under the Mitsui copper stream during the period and the fair value impacts associated with higher forecast copper prices applied over the term of the stream.

Deferred revenue relates to the advance payments received from OR Royalties Inc. (formerly Osisko Gold Royalties Inc.) for the sale of future silver production from Gibraltar.

Other liabilities decreased by $22.9 million primarily due to changes in deferred tax liabilities.

At February 18, 2026, there were 364,557,150 common shares and 8,091,464 stock options outstanding.  More information on these instruments and the terms of their exercise can be found in Financial Statements-Notes 21 and 23.

Liquidity, cash flow and capital resources

At December 31, 2025, the Company had cash of $188.0 million (December 31, 2024 - $172.7 million) and available liquidity of approximately $338.7 million including its undrawn US$110 million revolving credit facility (December 31, 2024 - $331.0 million).

Cash provided by operating activities was $219.6 million in 2025, compared to $232.6 million in 2024.  The decrease in cash provided by operating activities primarily reflects non-recurring cash flows recorded in the comparative prior year amount, including $26.3 million in insurance proceeds received from a business interruption insurance claim related to a faulty component in Concentrator #2 and an $18.2 million payment arising from the amendment of the Gibraltar silver stream with OR Royalties Inc. (formerly Osisko Gold Royalties Inc.).  This impact was partially offset by increased operating cash inflows, driven by increased revenues reflecting higher prevailing copper prices during the year.

Cash used for investing activities was $425.8 million in 2025, compared to $317.9 million in 2024.  Investing activities include $149.9 million in capital expenditures at Gibraltar ($80.9 million in capitalized stripping and $69.0 million in other capital expenditures), and $269.5 million in capital expenditures at Florence Copper, which includes $50.9 million in capitalized site costs to support meeting final permitting conditions and operational readiness.

Cash provided by financing activities was $224.5 million in 2025, compared to $157.2 million in 2024.  Financing activities include $258.6 million in net proceeds from share issuances, $71.8 million in net proceeds received from the Province of BC upon closing of the Teẑtan Biny Agreement, and $14.4 million (US$10.0 million) for the final instalment under the US$50 million Mitsui copper stream, offset by $73.4 million in interest payments, $40.3 million in repayments against the Company's equipment financings, and $16.6 million in payments to Sojitz related to the Cariboo earn-out obligations.

Liquidity outlook

At December 31, 2025, the Company had approximately $338.7 million (December 31, 2024 - $331.0 million) of available liquidity including $188.0 million in cash and US$110 million undrawn capacity on its corporate revolving credit facility.

In October 2025, the Company closed an equity financing (the "Offering") with a syndicate of underwriters and issued 42.7 million common shares with a value of US$4.05 per share for gross proceeds of US$172.8 million.  Proceeds from the Offering were used to repay outstanding debt under the Company's revolving credit facility with the balance available for general corporate purposes, including to support further wellfield development at Florence Copper and to advance the Yellowhead project.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Based on current copper prices and with copper hedges in place, the Company expects stable operating margins and cash flows from Gibraltar in 2026.

Construction of the Florence Copper commercial production facility is now complete, and the operating team has commenced wellfield operations.  Wellfield drilling has also re-commenced, with three drill rigs on site and a fourth being mobilized, to continue the expansion of the commercial wellfield and support higher solution flowrates and increased copper production.  Production of copper cathode commenced recently with the startup of the electrowinning circuit.  The Florence Copper SX/EW plant is fully operational and copper is now being plated.

If needed, the Company could raise further additional capital through equity financings or asset sales, including royalties, sales of project interests, joint ventures, or additional credit facilities, including additional notes offerings or increasing borrowings from commercial banks or credit funds through one or more credit facilities including increases to its existing revolving credit facility.  The Company evaluates these financing alternatives based on a number of factors, including the prevailing metal prices and projected operating cash flows from Gibraltar, relative valuation, liquidity requirements, covenant restrictions and other factors, in order to optimize the Company's cost of capital and maximize shareholder value.

Future changes in copper and molybdenum market prices could also impact the timing and amount of cash available for future investment in the Company's capital commitments and development projects, debt obligations and other uses of capital including potential returns to shareholders.  To mitigate commodity price risks in the short term, copper price options are entered into for a substantial portion of Gibraltar's copper production and the Company has a long track history of doing so.  The Company currently has copper price protection in place for 54 million pounds of production for the first half of 2026 at a LME floor price of US$4.00 per pound and a ceiling of US$5.40 per pound, and 24 million pounds of production for the third quarter of 2026 at a LME floor price of US$4.75 per pound and a ceiling between US$7.50 and US$8.50 per pound.

Hedging strategy

The Company generally fixes all or substantially all of the copper prices of its copper concentrate shipments at the time of shipment.  Where the customer's offtake contract does not provide a price fixing option, the Company may look to undertake a quotational period hedge directly with a financial institution as the counterparty in order to fix the price of the shipment.

To protect against sudden and unexpected copper price volatility in the market, the Company's hedging strategy aims to secure a minimum price for a significant portion of future copper production using copper put options that are either purchased outright or substantially funded by the sale of copper call options that are out of the money.  The amount and duration of the copper hedge positions is based on an assessment of business-specific risk elements combined with the copper pricing outlook.  Copper price and quantity exposure are reviewed regularly to ensure that adequate revenue protection is in place.

Hedge positions are typically extended by adding incremental quarters at established floor prices (the strike price of the copper put option) to provide the necessary price protection.  Considerations for the cost of the hedging program include an assessment of Gibraltar's estimated production costs, copper price trends and the Company's fixed capital requirements during the relevant period.  During periods of volatility or step changes in the copper price, the Company may revisit outstanding hedging contracts and determine whether copper put (floor) or call (ceiling) levels should be adjusted in line with the market while maintaining copper price protection.  The Company will revert to shorter term floor price protection utilizing put options once Florence Copper is through commissioning and ramp-up.

TASEKO MINES LIMITED

Management's Discussion and Analysis

From time to time, the Company will look at potential hedging opportunities that mitigate the risk of rising input costs, including foreign exchange and fuel prices, where such a strategy is cost effective.  To protect against a potential operating margin squeeze that could arise from oil and diesel price shocks, the Company has purchased fuel call options in the past to provide a price ceiling for diesel that is used by the mining fleet and may do so in the future.

A summary of the Company's outstanding hedge positions is as follows:

	Notional amount	Strike price	Term to maturity	Original cost
At December 31, 2025
Copper collars	27 million lbs	Floor - US$4.00 per lb Ceiling - US$5.40 per lb	Q1 2026	$1.5 million
Copper collars	27 million lbs	Floor - US$4.00 per lb Ceiling - US$5.40 per lb	Q2 2026	$nil
Acquired subsequent to December 31, 2025
Copper collars	12 million lbs	Floor - US$4.75 per lb Ceiling - US$7.50 per lb	Q3 2026	$0.1 million
Copper collars	12 million lbs	Floor - US$4.75 per lb Ceiling - US$8.50 per lb	Q3 2026	$nil

Commitments and contingencies

	Payments due
(Cdn$ in thousands)	2026	2027	2028	2029	2030	Thereafter	Total
Debt
2030 Notes	-	-	-	-	685,300	-	685,300
Interest	56,537	56,537	56,537	56,537	28,269	-	254,417
Equipment loans
Principal	27,333	14,448	12,143	742	442	-	55,108
Interest	3,594	1,706	589	71	8	-	5,968
Lease liabilities
Principal	8,493	5,552	1,866	1,228	454	181	17,774
Interest	1,339	685	200	92	29	9	2,354
Cariboo consideration payable[1]	13,800	25,250	25,250	15,250	15,250	47,200	142,000
PER[2]	-	-	-	-	-	155,651	155,651
Capital expenditures	25,288	-	-	-	-	-	25,288
Other expenditures:
Transportation-related services[3]	11,537	1,679	-	-	-	-	13,216

TASEKO MINES LIMITED

Management's Discussion and Analysis

1 On March 15, 2023, the Company completed the acquisition of 50% of Cariboo from Sojitz Corporation ("Sojitz").  The acquisition price payable to Sojitz is a minimum of $60 million payable over 5 years and potential contingent payments dependent upon Gibraltar copper revenue and average annual LME copper prices.  As of December 31, 2025, $30 million of the $60 million minimum amount has been paid to Sojitz.  The remaining minimum amounts will be paid in $10 million annual instalments over the next 3 years.  There is no interest payable on these minimum amounts.  The Company also estimates $47.0 million of contingent payments payable over the next 3 years, which have not been included in the table above.

On March 25, 2024, the Company completed the acquisition of the remaining 50% of Cariboo from Dowa and Furukawa.  The acquisition price payable to Dowa and Furukawa is a minimum $117 million payable over 10 years.  The amount and timing of these payments is dependent upon Gibraltar cash flow and average annual LME copper prices.

2 Provision for environmental rehabilitation ("PER") represents the net present value of estimated costs of legal and constructive obligations required to retire an asset, including decommissioning and other site restoration activities, primarily for Gibraltar and Florence Copper.  At December 31, 2025, the Company has provided surety bonds for $124.2 million for Gibraltar's reclamation security and US$37.1 million for Florence Copper's reclamation security.

3 Transportation-related services include ocean freight and port handling services, which are both cancelable upon certain operating circumstances.

Concurrent with the execution of the Teẑtan Biny Agreement, the Company also agreed to contribute $6 million to the Tŝilhqot'in Nation to support community and land use planning initiatives, comprised of a $3 million payment at closing and three annual instalments of $1 million.

In December 2024, Gibraltar received an amendment to its M-40 permit in which the required closure bonding from the Province of BC to increase from $108.5 million to $139.9 million.  Gibraltar was required to post this additional bonding over a 15-month period.  In March 2025, Gibraltar posted surety bonds of $15.7 million to the Province of BC, and in July 2025 Gibraltar posted additional surety bonding of $1.0 million to the Province of BC.  An additional surety bond of $15.7 million is due before March 31, 2026.  The Company intends to post additional surety bonds to meet the remaining bonding requirements from insurance underwriters.

Selected Annual Information

	Year ended December 31,
(Cdn$ in thousands, except per share amounts)	2025	2024	2023
Revenues	672,904	608,093	524,972
Net (loss) income	(30,076)	(13,444)	82,726
Per share - Basic	(0.09)	(0.05)	0.29
Per share - Diluted	(0.09)	(0.05)	0.28

	At December 31,
(Cdn$ in thousands)	2025	2024	2023
Total assets	2,472,487	2,195,043	1,584,139
Total long-term financial liabilities[1]	867,600	901,928	670,802

1 Total long-term financial liabilities includes long-term debt, long-term Cariboo consideration payable and other financial liabilities.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Fourth Quarter Results

Consolidated Statements of Comprehensive (Loss) Income	Three months ended December 31,
(Cdn$ in thousands, except per share amounts)	2025	2024
Revenues	243,767	167,799
Cost of sales
Production costs	(119,712)	(110,299)
Depletion and amortization	(27,207)	(24,641)
Other operating costs	-	(4,132)
Earnings from mining operations	96,848	28,727

General and administrative	(3,753)	(2,754)
Share-based compensation (expense) recovery	(6,600)	385
Project evaluation expenditures	(1,769)	(191)
Changes in derivatives and other fair value instruments	(38,783)	24,511
Other income (expenses), net	110	(69)
Income before financing costs and income taxes	46,053	50,609

Finance expenses, net	(10,076)	(8,645)
Accretion expenses	(25,751)	(11,154)
Foreign exchange gain (loss)	7,324	(40,310)
Income (loss) before income taxes	17,550	(9,500)

Income tax expense	(13,096)	(11,707)
Net income (loss)	4,454	(21,207)

Other comprehensive (loss) income
Unrealized gain (loss) on financial assets	594	(792)
Foreign currency translation reserve	(11,069)	27,478
Total other comprehensive (loss) income	(10,475)	26,686

Total comprehensive (loss) income	(6,021)	5,479

Earnings (loss) per share
Basic	0.01	(0.07)
Diluted	0.01	(0.07)

Weighted-average shares outstanding (thousands)
Basic	350,378	303,794
Diluted	355,828	303,794

TASEKO MINES LIMITED

Management's Discussion and Analysis

Consolidated Statements of Cash Flows	Three months ended December 31,
(Cdn$ in thousands, except per share amounts)	2025	2024
Operating activities
Net income (loss)	4,454	(21,207)
Adjustments for:
Depletion and amortization	27,356	25,110
Income tax expense	13,096	11,707
Finance expenses, net	10,076	8,585
Accretion expenses	25,751	11,214
Changes in derivatives and other fair value instruments	38,783	(24,511)
Foreign exchange (gain) loss	(9,000)	40,462
Share-based compensation expense (recovery)	6,683	(323)
Recognition of deferred revenue	(1,903)	(1,645)
Deferred revenue deposit	-	18,244
Inventory sold or processed with write-ups to fair value	-	1,905
Other operating activities	(482)	3,839
Net change in working capital	(13,580)	(88)
Cash provided by operating activities	101,234	73,292

Investing activities
Gibraltar capitalized stripping costs	(5,986)	(2,315)
Gibraltar capital expenditures	(23,424)	(26,799)
Florence Copper development costs	(51,920)	(84,470)
Other project development costs	(2,729)	(1,213)
Other investing activities	1,098	1,708
Cash used for investing activities	(82,961)	(113,089)

Financing activities
Interest paid	(33,338)	(35,575)
Repayments of revolving credit facility	(103,995)	-
Repayment of Gibraltar equipment financings	(8,766)	(9,011)
Proceeds from Gibraltar equipment financings	-	15,673
Repayment of Florence Copper equipment financings	(2,460)	(1,619)
Proceeds from Florence Copper equipment financings	-	14,135
Net proceeds from share issuances	228,967	14,208
Proceeds from exercise of share options	1,725	445
Cash provided by (used for) financing activities	82,133	(1,744)
Effect of exchange rate changes on cash	(3,216)	5,522
Increase (decrease) in cash	97,190	(36,019)
Cash, beginning of period	90,771	208,751
Cash, end of period	187,961	172,732

TASEKO MINES LIMITED

Management's Discussion and Analysis

Earnings

	Three months ended December 31,
(Cdn$ in thousands)	2025	2024	Change
Net income (loss)	4,454	(21,207)	25,661
Unrealized foreign exchange (gain) loss	(9,000)	40,462	(49,462)
Unrealized loss (gain) and fair value adjustments on derivatives	37,676	(25,514)	63,190
Accretion on Cariboo consideration payable	4,048	4,543	(495)
Accretion on Florence royalty obligation	18,415	3,682	14,733
Other operating costs	-	4,132	(4,132)
Realized gain on processing of ore stockpiles[1]	-	1,905	(1,905)
Estimated tax effect of adjustments	(14,068)	2,465	(16,533)
Adjusted net income	41,525	10,468	31,057

1 Realized gain on processing of ore stockpiles relates to ore stockpile inventories held at March 25, 2024 that was written-up to fair value as part of the acquisition of control of Gibraltar and subsequently processed.  The realized portion of these gains have been added back to Adjusted net income in the period the inventories were processed.

Adjusted net income increased by $31.1 million to $41.5 million ($0.11 adjusted earnings per share) in the fourth quarter, compared to $10.5 million ($0.03 adjusted earnings per share) in the comparative prior year quarter, driven by higher revenues reflecting increased sales volumes and higher prevailing copper prices.

Net income was $4.5 million ($0.01 earnings per share) in the fourth quarter, which included unrealized losses and fair value adjustments on derivatives of $37.7 million, accretion on Florence royalty obligation of $18.4 million and accretion on Cariboo consideration payable of $4.0 million, primarily reflecting higher prevailing copper price trends in the quarter and the impact on the valuation of the respective instruments, partially offset by an unrealized foreign exchange gain of $7.3 million on the Company's US dollar-denominated debt.

Net loss was $21.2 million ($0.08 loss per share) in the comparative prior year quarter, which included an unrealized foreign exchange loss of $40.5 million due to a weaker Canadian dollar during the period and the effect on the Company's US dollar-denominated debt, accretion on Cariboo consideration payable of $4.5 million and accretion on Florence royalty obligation of $3.7 million, partially offset by unrealized gains and fair value adjustments on derivatives of $25.5 million due to the lower prevailing commodity prices during the period.

Revenues

	Three months ended December 31,
(Cdn$ in thousands)	2025	2024	Change
Copper contained in concentrate	210,721	151,943	58,778
Copper cathode	6,081	-	6,081
Molybdenum concentrate	25,095	17,836	7,259
Silver	1,645	1,783	(138)
Gold	619	-	619
Total gross revenue	244,161	171,562	72,599
Treatment and refining costs	(394)	(3,763)	3,369
Revenue	243,767	167,799	75,968

TASEKO MINES LIMITED

Management's Discussion and Analysis

Sales of copper in concentrate[1] (thousand pounds)	29,499	26,282	3,217
Average realized copper price (US$ per pound)	5.13	4.13	1.00
Average LME copper price (US$ per pound)	5.03	4.17	0.86
Average exchange rate (CAD/USD)	1.39	1.40	(0.01)

1 Sales of copper in concentrate includes a net smelter payable deduction of approximately 3.5% to derive net payable pounds of copper sold.

Revenues from the sales of copper contained in concentrate increased by $58.8 million to $210.7 million in the fourth quarter, compared to $151.9 million in comparative prior year quarter.  The increase was driven by a positive price variance of $41.9 million, reflecting a US$1.00 per pound higher average realized copper price, and a positive volume variance of $19.3 million, reflecting a higher payable sales volume of 3.2 million pounds, partially offset by a negative foreign exchange variance of $2.4 million due to a slightly weaker US dollar.

Copper cathode revenues were $6.1 million in the fourth quarter on sales of 0.8 million pounds of copper cathode produced from the Gibraltar SX/EW plant, supplementing revenues from the sales of copper contained in concentrate.

Molybdenum revenues increased by $7.3 million to $25.1 million in the fourth quarter, compared to $17.8 million in the comparative prior year quarter, and was primarily attributable to increased sales volumes as Gibraltar began to realize the higher expected molybdenum grades from Connector pit ore.

The Company also recorded gold revenues of $0.6 million in the fourth quarter as the Company benefited from payable gold under one of its concentrate offtake agreements for Gibraltar concentrate.

Treatment and refining costs decreased by $3.4 million to $0.4 million in the fourth quarter, compared to $3.8 million in the comparative prior year quarter, reflecting the favorable TCRC rates realized under the Company's 2025 offtake agreements.

Cost of sales

	Three months ended December 31,
(Cdn$ in thousands)	2025	2024	Change
Site operating costs	119,585	100,495	19,090
Transportation costs	10,989	10,170	819
Changes in inventories:
Changes in finished goods	2,611	(4,064)	6,675
Changes in sulphide ore stockpiles	(14,632)	4,248	(18,880)
Changes in oxide ore stockpiles	1,159	(550)	1,709
Production costs	119,712	110,299	9,413
Depletion and amortization	27,207	24,641	2,566
Cost of sales	146,919	134,940	11,979

Site operating costs per ton milled*	$16.61	$12.18	$4.43

Other operating costs:
Crusher relocation costs	-	4,132	(4,132)

TASEKO MINES LIMITED

Management's Discussion and Analysis

Site operating costs were $119.6 million in the fourth quarter, compared to $100.5 million in comparative prior year quarter.  The increase in site operating costs reflect the increased mining rates, and the operation of the Gibraltar SX/EW plant to produce copper cathode.

Transportation costs were $11.0 million in the fourth quarter, compared to $10.2 million in comparative prior year quarter, and reflect the higher sales volumes achieved in the current quarter.

Cost of sales was impacted by changes in stockpile inventories.  Net additions to sulphide ore stockpiles was 1.5 million tons in the fourth quarter which contributed to a decrease in production costs of $14.6 million.  Gibraltar also commenced leaching of the oxide ore stockpiles, resulting in the release of previously inventoried costs and increasing production cost by $1.2 million.

Depletion and amortization was $27.2 million in the fourth quarter, compared to $24.6 million in the comparative prior year quarter, and reflects the shift in mining operations to the Connector pit and the amortization of previously capitalized stripping costs.

Other expenses (income)

	Three months ended December 31,
(Cdn$ in thousands)	2025	2024	Change
General and administrative	3,753	2,754	999
Share-based compensation expense (recovery)	6,600	(385)	6,985
Realized loss on derivatives	1,107	1,002	105
Unrealized loss (gain) on derivatives	26,177	(29,786)	55,963
Fair value adjustment on Florence copper stream derivative	5,337	4,272	1,065
Fair value adjustment on Cariboo contingent performance payments	6,162	-	6,162
Project evaluation expense	1,769	191	1,578
Other (income) expenses, net	(110)	69	(179)
Other expenses (income)	50,795	(21,883)	72,678

General and administrative expenses were $3.8 million in the fourth quarter, compared to $2.8 million in comparative prior year quarter.  The increase in general and administrative expenses was attributable to increased corporate overhead to support the Company's growth.

Share-based compensation relates to expenses associated with the vesting of share options and performance share units over their respective vesting periods, and fair value adjustments on deferred share units and restricted share units.  Share-based compensation expenses were $6.6 million in the fourth quarter, compared to share-based compensation recovery of $0.4 million in the comparative prior year quarter.  The increase in share-based compensation reflects the increase in the Company's share price and its impact on the valuation of the Company's long-term incentive awards.  For more information, refer to Financial Statements-Note 23.

Realized loss on derivatives was $1.1 million in the fourth quarter, comparable to the comparative prior year quarter, and reflects the amortization of premiums paid for copper collars and fuel call options entered into as part of the Company's hedging strategy.  Unrealized loss on derivatives was $26.2 million in the fourth quarter, compared to an unrealized gain on derivatives of $29.8 million in the comparative prior year quarter, and reflect the impact of increasing prevailing copper prices, which closed the year at US$5.67 per pound, on the fair value of the Company's outstanding copper collar positions with a floor of US$4.00 per pound and a ceiling of US$5.40 per pound, which could result in settlement by the Company if higher copper prices prevail in the first half of 2026.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Fair value adjustment on Florence copper stream derivative was $5.3 million and fair value adjustment on Cariboo contingent performance payments was $6.2 million in the fourth quarter.  These fair value adjustments primarily reflect upward changes in forecast copper prices and changes in discount rates applied over the term of the respective instruments.

Project evaluation expense represents costs associated with the New Prosperity project and other technical expenditures undertaken by Taseko's engineering and technical teams on various project initiatives.

Finance and accretion expense

	Three months ended December 31,
(Cdn$ in thousands)	2025	2024	Change
Interest expense	18,021	17,236	785
Amortization of deferred financing charges	637	577	60
Finance income	(1,098)	(1,674)	576
Less: Capitalized interest expense	(7,484)	(7,554)	70
Finance expenses, net	10,076	8,585	1,491

Accretion on deferred revenue	2,576	2,239	337
Accretion on provision for environmental rehabilitation	712	690	22
Accretion on Cariboo consideration payable	4,048	4,543	(495)
Accretion on Florence royalty obligation	18,415	3,742	14,673
Accretion expenses	25,751	11,214	14,537

Net finance expenses were $10.1 million in the fourth quarter, compared to $8.6 million in the comparative prior year quarter.  Interest expense increased by $0.8 million, reflecting higher borrowings against the Company's revolving credit facility and additional equipment financings undertaken to support construction activities at Florence Copper.

Accretion on Cariboo consideration payable was $4.0 million in the fourth quarter and reflects changes in the timing of expected cash flows arising from changes in forecast copper price assumptions applied over the remaining term of the Sojitz earn-out and the Dowa and Furukawa earn-out obligations.

Accretion on Florence royalty obligation was $18.4 million in the fourth quarter and reflects changes in the timing of expected cash flows arising from higher prevailing copper price forecasts applied over the term of the Florence royalty obligation.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Income tax

	Three months ended December 31,
(Cdn$ in thousands)	2025	2024	Change
Current income tax expense	2,287	1,129	1,158
Deferred income tax expense	10,808	10,578	230
Income tax expense	13,095	11,707	1,388

Effective tax rate	74.6%	(123.2) %	197.8%
Canadian statutory rate	27.0%	27.0%	-
BC mineral tax rate	9.5%	9.5%	-

A reconciliation of the effective tax rate is presented below:

	Three months ended December 31,
(Cdn$ in thousands)	2025	2024	Change
Income tax expense at Canadian statutory rate of 36.5%	6,404	(3,468)	9,872
Permanent differences	2,655	16,772	(14,117)
Foreign tax rate differentials	893	138	755
Unrecognized tax benefits	9,044	(832)	9,876
Recognition of previously unrecognized non-capital losses	(7,569)	-	(7,569)
Deferred tax adjustments related to prior periods	1,668	(903)	2,571
Income tax expense	13,095	11,707	1,388

The effective tax rate for the fourth quarter is higher than the combined BC mineral tax rate and the federal statutory income tax rate due to certain expenses such as finance charges, derivative expenses, and general and administrative costs that are not deductible for BC mineral tax purposes.

As foreign exchange revaluations on the senior secured notes are not recognized for tax purposes until realized, and in the case of capital losses, until they are applied, the effective tax rate may be significantly higher or lower than statutory rates.

Liquidity, cash flow and capital resources

Cash provided by operating activities was $101.2 million in the fourth quarter, compared to $73.3 million in the comparative prior year quarter.  The increase in cash provided by operations was primarily attributable to higher revenues, driven by higher realized commodity prices and higher sales volumes, partially offset by higher site operating costs.  The comparative prior year quarter also included $18.2 million received from OR Royalties Inc. (formerly Osisko Gold Royalties Inc.) in connection with amendments to the Gibraltar silver stream arrangement.

Cash used for investing activities was $83.0 million in the fourth quarter, compared to $113.1 million in the comparative prior year quarter.  Investing activities include $29.4 million in capital expenditures at Gibraltar ($6.0 million in capitalized stripping and $23.4 million in other capital expenditures), and $51.9 million in Florence Copper development costs related to the construction of the Florence Copper commercial facility.

Cash provided by financing activities was $82.1 million in the fourth quarter, compared to cash used for financing activities of $1.7 million in the comparative prior year quarter.  Financing activities include $229.0 million (US$162.2 million) in net proceeds from the bought deal equity financing the Company completed in October 2025, offset by $104.0 million (US$75.0 million) in repayments against the Company's revolving credit facility, $33.3 million in interest payments and $11.2 million in repayments against the Company's equipment financings.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Summary of Quarterly Results

(Cdn$ in thousands, except per share amounts)	2025				2024
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	243,767	173,906	116,082	139,149	167,799	155,617	137,730	146,947
Net income (loss)	4,454	(27,838)	21,868	(25,814)	(21,207)	(180)	(10,953)	18,896
Basic EPS	0.01	(0.09)	0.07	(0.08)	(0.07)	-	(0.04)	0.07
Adjusted net income (loss)*	41,525	5,584	(13,025)	(7,117)	10,468	8,228	30,503	7,728
Adjusted basic EPS	0.11	0.02	(0.04)	(0.02)	0.03	0.03	0.10	0.03
Adjusted EBITDA*	116,464	62,137	17,432	34,250	55,602	47,689	70,777	49,923

Copper sales (million pounds)	31.6	26.3	19.0	21.8	27.4	26.3	22.6	27.7
Realized copper price (US$ per pound)	$5.13	$4.49	$4.32	$4.24	$4.13	$4.23	$4.49	$3.89
Total operating (C1) cost* (US$ per pound)	$2.47	$2.87	$3.14	$2.26	$2.42	$2.92	$2.99	$2.46

Financial results for the last eight quarters reflect volatile copper, molybdenum prices and foreign exchange rates that impacted realized sales prices, and the variability in quarterly sales volumes due to copper grades and timing of shipments which impacted revenue recognition.

Critical Accounting Policies and Estimates

The Company's material accounting policies are presented in Note 2.2 of the consolidated financial statements for the year ended December 31, 2025.  The preparation of the consolidated financial statements requires management to make judgments in applying the accounting policies of the Company.  The judgments that management considers to have the most significant effect on the amounts recognized in the consolidated financial statements are outlined below.

In addition, management makes assumptions about the future in deriving estimates used in preparing the consolidated financial statements.  We have outlined information below about assumptions and other sources of estimation uncertainty at December 31, 2025 that have a risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year.

Areas of Accounting Policy Judgment

Partial disposal of the New Prosperity project

On June 5, 2025, the Company entered into a transaction with the Tŝilhqot'in Nation and the Province of BC which involved the disposition of 22.5% of the common shares in 1280860 B.C. Ltd. ("1280860") (the "New Prosperity Transaction"), the entity which owns the New Prosperity project as further described in Financial Statement-Note 22.

TASEKO MINES LIMITED

Management's Discussion and Analysis

The Company concluded it retains control of 1280860 under IFRS 10, Consolidated Financial Statements, as it retains the ability to direct the business activities that most significantly affect economic returns, including over strategy, budgeting, financing, performing technical and economic studies, and key personnel decisions as they relate to the advancement of the New Prosperity project.  The Tŝilhqot'in Nation's consent rights are viewed by management as protective in nature, consistent with those held by a governing regulatory body.

Acquisition of Cariboo and consolidation of Gibraltar

Judgment was required in determining the accounting consequences of the Company's staged acquisition of Cariboo, which resulted in the Company obtaining an additional indirect interest in the Gibraltar mine.

Prior to completion of the two transactions, Gibraltar was accounted for as a joint operation in accordance with IFRS 11, Joint Arrangements, with the Company recognizing its proportionate share of the joint operation's assets, liabilities, revenues, and expenses.

Following the acquisition of the last remaining indirect interest in Gibraltar through Cariboo from Dowa and Furukawa, management concluded that the Company obtained control of Gibraltar in accordance with IFRS 10, Consolidated Financial Statements, as the Company obtained the ability to direct activities that most significantly affect economic returns.  As a result, Gibraltar ceased to be accounted for as a joint operation and was consolidated from the acquisition date of March 25, 2024.

Management further determined that the transaction represented a business combination under IFRS 3, Business Combinations.  Accordingly, the Company was required to remeasure its previously held interest in Gibraltar at fair value and recognize all identifiable assets acquired and liabilities assumed at their acquisition-date fair values, with the resulting difference recognized in profit or loss.

This judgment affected the accounting treatment of the transaction, including the recognition of a bargain purchase gain arising on acquisition.

Areas of Estimation Uncertainty

Mineral reserve estimates

Estimates of mineral reserves and the related life-of-mine plans are a key assumption underlying the valuation and accounting for the Company's mining assets and certain of its liabilities.  Mineral reserve estimates are prepared by or under the supervision of appropriately qualified persons in accordance with applicable disclosure standards.  These estimates are subject to revision as additional information becomes available from drilling, operational production experience and changes in economic conditions.

At Gibraltar, mineral reserve estimates underpin long-term mine planning and expected production and recoveries from sulphide and oxide ore, and are used in determining depreciation and depletion of mineral properties, accounting for capitalized stripping costs, and forecasting the timing of closure and reclamation obligations.  Over an extended time horizon, changes in reserve estimates or related operating assumptions may therefore impact expected production volumes and mine life, resulting in changes to depreciation and depletion expense, asset carrying values, capitalized stripping assets and rehabilitation provisions.

A critical input in the valuation of the financial liabilities related to Florence copper stream is the estimate of Florence Copper's mineral reserves, and the duration and sustainability of forecast copper production volumes.  Mineral reserves are estimated based on information compiled by appropriately qualified persons, incorporating assumptions derived from drilling results and metallurgical testing to determine expected wellfield performance.  Revisions to reserve estimates, recovery performance, or the ramp up of production ramp-up and future operating performance may materially affect the fair value measurement of the Florence copper stream and Florence royalty obligation.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Fair value of the Florence copper stream

The fair value measurement of the Florence copper stream entered into with Mitsui & Co. (U.S.A.) Inc. ("Mitsui") requires the use of significant estimates and assumptions at each reporting date.  Because the arrangement's value is driven by forecast copper production, copper price expectations and the value of the project over the life of the Florence Copper operation, its measurement is sensitive to long-term operating and market assumptions used in the valuation model.

Fair value is determined using discounted cash flow and simulation techniques that estimate forecast copper production volumes and related settlement cash flows over the expected production life of the project.  These valuation techniques incorporate assumptions regarding forecast copper production volumes from the estimated reserves, forward-looking copper price assumptions based on observable market information and longer-term consensus price expectations, price volatility, and discount rate and the implied value of the project reflecting market participant assumptions.  The valuation further incorporates assumptions regarding potential future outcomes associated with contractual features that may affect the duration or settlement of the arrangement.  Changes in copper price outlook or price volatility assumptions may also result in material changes in valuation.

Cariboo consideration payable

The acquisitions that increased the Company's ownership interest in Gibraltar gave rise to deferred and contingent consideration arrangements payable to prior owners of Cariboo.  The amounts and timing of payments under these arrangements depend on future copper prices, Gibraltar operating and financial performance, and contractual repayment mechanisms extending over multiple years.

Measurement of these liabilities requires management to estimate future cash payments based on assumptions regarding future copper price expectations and Gibraltar's forecast production and cash flow generation, which influence both the level and timing of repayments.

Because future payments vary with copper price outcomes and operating expectations and results, changes in copper price expectations, production forecasts, or discount rate assumptions may result in material changes in the carrying amounts of these liabilities and corresponding gains or losses recognized in profit or loss in future periods, including within the next financial year.

Provisions for environmental rehabilitation

The measurement of environmental rehabilitation provisions requires significant estimates regarding the amount and timing of future expenditures necessary to reclaim and close mining and processing operations.  These obligations are inherently sensitive to long-term closure cost assumptions used in the valuation.

Key estimates include the expected timing and scope of closure activities, cost assumptions underlying approved reclamation plans, long-term inflation assumptions applied to forecast future expenditures, and discount rates used to determine present values.  These assumptions are influenced by regulatory requirements, technical closure methodologies, and site-specific operating conditions.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Provisions are reviewed regularly and adjusted as updated technical and operating information becomes available, which may result in changes to both the estimated amount and timing of future rehabilitation cash flows.  Actual rehabilitation expenditures will ultimately depend on the cost of decommissioning and reclamation work at the time such activities are undertaken.

Because a significant portion of expected closure expenditures occur far in the future, even small changes in assumptions regarding inflation and discount rates may result in material changes to the recognized liability and the related asset balances capitalized within mineral properties.

Changes in Accounting Policies

Several new accounting standards, amendments to existing standards and interpretations have been published by the International Accounting Standards Board ("IASB").  Management anticipates that all relevant pronouncements will be adopted in the first period beginning on or after the effective date of the new standard.

The following standards and amendments have been issued by the IASB but are not yet effective for the current period:

• Amendments to the Classification and Measurement of Financial Instruments (IFRS 9 and IFRS 7), with mandatory retrospective application for annual reporting periods beginning on or after January 1, 2026.  These amendments clarify, among other matters, the recognition and derecognition date of certain financial assets and liabilities, including guidance on the settlement of financial liabilities through electronic payments systems, and the assessment of contractual cash flow characteristics in determining whether financial assets meet the solely payments of principal and interest ("SPPI") criterion, including for financial assets with environmental, social, and governance ("ESG")-linked or other contingent features.  The amendments permit an accounting policy election to derecognize financial liabilities settled through electronic payment systems prior to settlement date when specified criteria are met, which the Company intends to apply upon adoption of the amendments.  The amendments also introduce enhanced disclosure requirements for equity instruments designated at fair value through other comprehensive income and for financial instruments with contingent features.  The Company has assessed these amendments and concluded that they are not expected to have a material impact on its consolidated financial statements.

• IFRS 18, Presentation and Disclosure in Financial Statements, with mandatory retrospective application for annual reporting periods beginning on or after January 1, 2027. IFRS 18 replaces IAS 1 and introduces a revised structure for the statement of profit or loss, requiring income and expenses to be classified into defined operating, investing, and financing categories, and the presentation of prescribed subtotals, including operating profit.  For a mining issuer, adoption of IFRS 18 may affect the presentation and classification of certain items within the statement of comprehensive income (loss), including, but not limited to, financing costs, fair value movements on derivative instruments and contingent consideration arrangements, and other items currently presented outside of operating results. IFRS 18 also introduces enhanced disaggregation requirements and new disclosure requirements for management-defined performance measures ("MPM"), including reconciliations to IFRS-defined subtotals, which may affect how the Company presents and explains key performance measures commonly used in the mining industry.  Management is continuing to assess which performance measures will qualify as MPMs under IFRS 18 and the related disclosure requirements, including the level of disaggregation and reconciliation to IFRS-defined subtotals that will be required.  While IFRS 18 does not affect the recognition or measurement of the Company's assets, liabilities, income, or expenses, its adoption may result in changes to the presentation of the consolidated statements of comprehensive income (loss) and to the nature and extent of related disclosures. The Company continues to assess the detailed presentation and disclosure impacts of IFRS 18 on its consolidated financial statements.

TASEKO MINES LIMITED

Management's Discussion and Analysis

The Company has not early-adopted any of these standards or amendments in the current period.

Internal and Disclosure Controls Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal controls over financial reporting ("ICFR") and disclosure controls and procedures ("DC&P").

The Company's internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements.  Internal controls over financial reporting include those policies and procedures that:

(1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the Company;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and,

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company's internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal control over financial reporting and disclosure controls and procedures during year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

The Company's management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company's internal controls over financial reporting as of December 31, 2025.  In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, management has concluded that, as of December 31, 2025, the Company's internal controls over financial reporting are effective based on those criteria.  The Company's certifying officers have evaluated the effectiveness of the ICFR and DC&P at the financial year end and concluded that the ICFR and DC&P are effective at December 31, 2025 based on the evaluation.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Financial Instruments

The Company uses a mixture of cash, long-term debt and shareholders' equity to maintain an efficient capital allocation and ensure adequate liquidity exists to meet the ongoing cash requirements of the business.  In the normal course of business, the Company is inherently exposed to financial risks, including market risk, commodity price risk, interest rate risk, currency risk, liquidity risk and credit risk.  The Company manages these risks in accordance with its risk management policies.  To mitigate some of these inherent business risks, the Company uses commodity derivative instruments that do not quality for hedge accounting treatment.  These non-hedge derivatives are summarized in Financial Statements-Note 6.  The financial risks and the Company's exposure to these risks are provided in Financial Statements-Note 27.  For a discussion on the methods used to value financial instruments, as well as significant assumptions, refer to Financial Statements-Notes 2 and 27.

Summary of financial instruments	Carrying amount	Associated risks
Financial assets
Amortized cost
Cash and equivalents	187,961	Interest rate risk
Accounts receivable	13,037	Credit risk, Market risk

Fair value through other comprehensive income (FVOCI)
Marketable securities	2,409	Market risk
Investment in private companies	500	Market risk

Financial liabilities
Accounts payable and accrued liabilities	100,273	Currency risk
Derivative liabilities copper collars	29,165	Commodity price risk
Senior secured notes	685,300	Currency risk
Lease liabilities	17,774	Interest rate risk
Gibraltar equipment loans	29,665	Currency risk, Interest rate risk
Florence project debt facility	25,443	Currency risk, Interest rate risk
Cariboo consideration payable	155,603	Commodity price risk
Florence copper stream	98,245	Currency risk, Commodity price risk
Florence royalty obligation	113,913	Currency risk, Commodity price risk

Key Management Personnel

Key management personnel ("KMP") include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on behalf of certain KMP.  This retirement compensation arrangement (the "RCA Trust") was established to provide benefits to certain executive officers on or after retirement in recognition of their long service.  Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust.  Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in the periods during which services are rendered by the executive officers.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Certain executive officers are entitled to termination and change in control benefits.  In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from 12-months' to 18-months' salary.  In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change in control, these executive officers are entitled to receive, among other things, an amount ranging from 12-months' to 24-months' salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company's share option program (refer to Financial Statements-Note 23).

Compensation for KMP (including all members of the Board of Directors and executive officers) is as follows:

	Three months ended December 31,		Year ended December 31,
(Cdn$ in thousands)	2025	2024	2025	2024
Salaries and benefits	1,103	1,085	6,443	5,465
Post-employment benefits	281	220	1,139	880
Share-based compensation	6,418	(650)	20,462	7,543
Total KMP compensation	7,802	655	28,044	13,888

Non-GAAP Performance Measures

This MD&A includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS Accounting Standards.  These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers.  The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS Accounting Standards measures, to enhance their understanding of the Company's performance.  These measures have been derived from the Company's financial statements and applied on a consistent basis.  The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS Accounting Standards measures.

Total operating cost and site operating cost, net of by-product credit

Total operating cost includes all costs absorbed into inventory, as well as transportation costs and insurance recoverable.  Site operating cost is calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales.  Site operating cost, net of by-product credit is calculated by subtracting by-product credits from site operating cost.  Site operating cost, net of by-product credit per pound is calculated by dividing the aggregate of the applicable costs by pounds of copper produced.  Total operating cost per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by pounds of copper produced.  By-product credit is calculated based on actual sales of molybdenum (net of treatment costs), silver and gold during the period divided by the total pounds of copper produced during the period.  These measures are calculated on a consistent basis for the periods presented.

TASEKO MINES LIMITED

Management's Discussion and Analysis

(Cdn$ in thousands)	Q4 2025	Q3 2025	Q2 2025	Q1 2025	2025
Cost of sales	146,919	134,664	120,592	122,783	524,958
Less:
Depletion and amortization	(27,207)	(27,876)	(25,210)	(22,425)	(102,718)
Changes in inventories of finished goods	(2,611)	1,425	2,123	(2,710)	(1,773)
Changes in inventories of ore stockpiles	13,473	16,685	(5,718)	(22,747)	1,693
Transportation costs	(10,989)	(7,247)	(5,720)	(5,984)	(29,940)
Site operating costs	119,585	117,651	86,067	68,917	392,220
Less by-product credits:
Molybdenum, net of treatment costs	(25,095)	(13,903)	(4,814)	(8,774)	(52,586)
Silver, excluding amortization of deferred revenue	312	(295)	(58)	(131)	(172)
Gold	(619)	(761)	(351)	(389)	(2,120)
Site operating costs, net of by-product credits	94,183	102,692	80,844	59,623	337,342
Total copper produced (thousand pounds)	30,712	27,593	19,813	19,959	98,077
Total costs per pound produced (US$ per pound)	3.07	3.72	4.08	2.99	3.44
Average exchange rate for the period (CAD/USD)	1.39	1.38	1.38	1.44	1.40
Site operating costs, net of by-product credits (US$ per pound)	2.21	2.70	2.96	2.08	2.46
Site operating costs, net of by-product credits	94,183	102,692	80,844	59,623	337,342
Add off-property costs:
Treatment and refining costs (premiums)	394	(512)	(837)	(510)	(1,465)
Transportation costs	10,989	7,247	5,720	5,984	29,940
Total operating costs	105,566	109,427	85,727	65,097	365,817
Total operating costs (C1) (US$ per pound)	$2.47	$2.87	$3.14	$2.26	$2.66

(Cdn$ in thousands)	Q4 2024	Q3 2024	Q2 2024	Q1 2024[1]	2024
Cost of sales	134,940	124,833	108,637	122,528	490,938
Less:
Depletion and amortization	(24,641)	(20,466)	(13,721)	(15,024)	(73,852)
Changes in inventories of finished goods	4,064	2,938	(10,462)	(20,392)	(23,852)
Changes in inventories of ore stockpiles	(3,698)	9,089	1,758	2,719	9,868
Transportation costs	(10,170)	(8,682)	(6,408)	(10,153)	(35,413)
Site operating costs	100,495	107,712	79,804	79,678	367,689
Less by-product credits:
Molybdenum, net of treatment costs	(16,507)	(8,962)	(7,071)	(6,112)	(38,652)
Silver, excluding amortization of deferred revenue	(139)	(241)	(144)	(137)	(661)
Site operating costs, net of by-product credits	83,849	98,509	72,589	73,429	328,376
Total copper produced (thousand pounds)	28,595	27,101	20,225	26,694	102,615
Total costs per pound produced (US$ per pound)	2.94	3.63	3.59	2.75	3.20
Average exchange rate for the period (CAD/USD)	1.40	1.36	1.37	1.35	1.37
Site operating costs, net of by-product credits (US$ per pound)	2.10	2.66	2.62	2.04	2.33

TASEKO MINES LIMITED

Management's Discussion and Analysis

Site operating costs, net of by-product credits	83,849	98,509	72,589	73,429	328,376
Add off-property costs:
Treatment and refining costs	2,435	816	3,941	4,816	12,008
Transportation costs	10,170	8,682	6,408	10,153	35,413
Total operating costs	96,454	108,007	82,938	88,398	375,797
Total operating costs (C1) (US$ per pound)	$2.42	$2.92	$2.99	$2.46	$2.66

1 Amounts for Q1 2024 reflect the impact from the March 25, 2024 acquisition of Cariboo from Dowa and Furukawa, which increased the Company's effective interest in the Gibraltar mine from 87.5% to 100%.

Total site costs

Total site costs include site operating costs charged to cost of sales and mining costs capitalized to property, plant and equipment in the period.  This measure is intended to capture total site operating costs incurred during the period calculated on a consistent basis for the periods presented.

(Cdn$ in thousands)	Q4 2025	Q3 2025	Q2 2025	Q1 2025	2025
Site operating costs (included in cost of sales)	119,585	117,651	86,067	68,917	392,220
Capitalized stripping costs	5,986	6,106	30,765	38,082	80,939
Total site costs	125,571	123,757	116,832	106,999	473,159

(Cdn$ in thousands)	Q4 2024	Q3 2024	Q2 2024	Q1 2024	2024
Site operating costs (included in cost of sales)	100,495	107,712	79,804	79,678	367,689
Capitalized stripping costs	1,981	3,631	10,732	16,152	32,496
Total site costs	102,476	111,343	90,536	95,830	400,185
Total site costs - 100% basis	102,476	111,343	90,536	109,520	413,875

Adjusted net income (loss) and Adjusted EPS

Adjusted net income (loss) removes the effect of the following transactions from net income (loss) as reported under IFRS Accounting Standards:

• Unrealized foreign currency gains and losses;

• Unrealized gains and losses on derivatives;

• Other operating costs;

• Call premium on settlement of debt;

• Loss on settlement of debt, net of capitalized interest;

• Bargain purchase gains on Cariboo acquisition;

• Gain on acquisition of control of Gibraltar;

• Realized gain on sale of finished goods inventories;

• Realized gains on processing of ore stockpiles;

• Accretion on Florence royalty obligation;

• Accretion on Cariboo consideration payable;

TASEKO MINES LIMITED

Management's Discussion and Analysis

• Tax effect of sale of non-controlling interest in New Prosperity; and

• Non-recurring other expenses for Cariboo acquisition.

Management believes that these transactions do not reflect the underlying operating performance of the Company's core mining business and are not necessarily indicative of future operating results.  Furthermore, unrealized gains and losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains and losses are not necessarily reflective of the underlying operating results for the periods presented.

Adjusted earnings per share ("Adjusted EPS") is Adjusted net income attributable to common shareholders of the Company divided by the weighted average number of common shares outstanding for the period.

(Cdn$ in thousands)	Q4 2025	Q3 2025	Q2 2025	Q1 2025	2025
Net income (loss)	4,454	(27,838)	21,868	(28,560)	(30,076)
Unrealized foreign exchange (gain) loss	(9,000)	14,287	(40,335)	2,074	(32,974)
Unrealized loss and fair value adjustments on derivatives	37,676	14,977	9,489	23,536	85,678
Accretion on Cariboo consideration payable	4,048	4,041	4,484	664	13,237
Accretion on Florence royalty obligation	18,415	6,991	6,201	2,571	34,178
Tax effect of sale of non-controlling interest in New Prosperity	-	-	(9,285)	-	(9,285)
Estimated tax effect of adjustments	(14,068)	(6,874)	(5,447)	(7,228)	(33,617)
Adjusted net income (loss)	41,525	5,584	(13,025)	(6,943)	27,141
Adjusted EPS	$0.11	$0.02	$(0.04)	$(0.02)	$0.07

(Cdn$ in thousands)	Q4 2024	Q3 2024	Q2 2024	Q1 2024	2024
Net (loss) income	(21,207)	(180)	(10,953)	18,896	(13,444)
Unrealized foreign exchange loss (gain)	40,462	(7,259)	5,408	13,688	52,299
Unrealized (gain) loss and fair value adjustments on derivatives	(25,514)	1,821	10,033	3,519	(10,141)
Accretion on Cariboo consideration payable	4,543	9,423	8,399	1,555	23,920
Accretion on Florence royalty obligation	3,682	3,703	2,132	3,416	12,933
Other operating costs	4,132	4,098	10,435	-	18,665
Gain on Cariboo acquisition	-	-	-	(47,426)	(47,426)
Gain on acquisition of control of Gibraltar[1]	-	-	-	(14,982)	(14,982)
Realized gain on sale of inventory[2]	-	-	3,768	13,354	17,122
Realized gain on processing of ore stockpiles[3]	1,905	3,266	4,056	-	9,227
Non-recurring other expenses related to Cariboo acquisition	-	-	394	138	532
Call premium on settlement of debt	-	-	9,571	-	9,571
Loss on settlement of debt, net of capitalized interest	-	-	2,904	-	2,904
Estimated tax effect of adjustments	2,465	(6,644)	(15,644)	15,570	(4,253)
Adjusted net income	10,468	8,228	30,503	7,728	56,927
Adjusted EPS	$0.03	$0.03	$0.10	$0.03	$0.19

TASEKO MINES LIMITED

Management's Discussion and Analysis

1 Gain on acquisition of control of Gibraltar relates Taseko's 87.5% share of copper concentrate inventories held at March 25, 2024 that was written-up to fair value as part of the acquisition of control of Gibraltar.

2 Realized gain on sale of inventory relates to copper concentrate inventories held at March 25, 2024 that was written-up to fair value as part of the acquisition of control of Gibraltar and subsequently sold.  The realized portion of these gains have been added back to Adjusted net income in the period the inventories were sold.

3 Realized gain on processing of ore stockpiles relates to ore stockpile inventories held at March 25, 2024 that was written-up to fair value as part of the acquisition of control of Gibraltar and subsequently processed.  The realized portion of these gains have been added back to Adjusted net income in the period the inventories were processed.

Adjusted EBITDA

Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") is presented as a supplemental measure of the Company's performance and ability to service debt.  Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present adjusted EBITDA when reporting their results.  Issuers of "high yield" securities also present adjusted EBITDA because investors, analysts and rating agencies considering it useful in measuring the ability of those issuers to meet debt service obligations.

Adjusted EBITDA represents net income before interest, income taxes, depreciation and amortization, and also eliminates the impact of a number of transactions that are not considered indicative of ongoing operating performance.  Certain items of expense are added back and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company's underlying operating results for the reporting periods presented or for future operating performance and consist of:

• Unrealized foreign exchange gains and losses;

• Unrealized gains and losses on derivative;

• Amortization of share-based compensation expense;

• Other operating costs;

• Call premium on settlement of debt;

• Loss on settlement of debt;

• Bargain purchase gains on Cariboo acquisition;

• Gain on acquisition of control of Gibraltar;

• Realized gains on sale of finished goods inventories;

• Realized gains on processing of ore stockpiles; and

• Non-recurring other expenses for Cariboo acquisition.

(Cdn$ in thousands)	Q4 2025	Q3 2025	Q2 2025	Q1 2025	2025
Net income (loss)	4,454	(27,838)	21,868	(28,560)	(30,076)
Depletion and amortization	27,207	27,974	25,210	22,425	102,816
Finance and accretion expenses	36,925	24,888	23,943	18,877	104,633
Finance income	(1,098)	(1,368)	(124)	(1,330)	(3,920)
Income tax expense (recovery)	13,096	2,918	(27,439)	(7,980)	(19,405)
Unrealized foreign exchange (gain) loss	(9,000)	14,287	(40,335)	2,074	(32,974)
Unrealized loss on derivatives and fair value adjustments	37,676	14,977	9,489	23,536	85,678
Share-based compensation expense	7,204	6,299	4,820	5,349	23,672
Adjusted EBITDA	116,464	62,137	17,432	34,391	230,424

TASEKO MINES LIMITED

Management's Discussion and Analysis

(Cdn$ in thousands)	Q4 2024	Q3 2024	Q2 2024	Q1 2024	2024
Net (loss) income	(21,207)	(180)	(10,953)	18,896	(13,444)
Depletion and amortization	24,641	20,466	13,721	15,024	73,852
Finance and accretion expenses	21,473	25,685	21,271	19,894	88,278
Finance income	(1,674)	(1,504)	(911)	(1,086)	(5,175)
Income tax expense (recovery)	11,707	(200)	(3,247)	23,282	31,542
Unrealized foreign exchange loss (gain)	40,462	(7,259)	5,408	13,688	52,299
Unrealized (gain) loss on derivatives	(25,514)	1,821	10,033	3,519	(10,141)
Amortization of share-based compensation (recovery) expense	(323)	1,496	2,585	5,667	9,425
Other operating costs	4,132	4,098	10,435	-	18,665
Call premium on settlement of debt	-	-	9,571	-	9.571
Loss on settlement of debt	-	-	4,646	-	4,646
Gain on Cariboo acquisition	-	-	-	(47,426)	(47,426)
Gain on acquisition of control of Gibraltar[1]	-	-	-	(14,982)	(14,982)
Realized gain on sale of inventory[2]	-	-	3,768	13,354	17,122
Realized gain on processing of ore stockpiles[3]	1,905	3,266	4,056	-	9,227
Non-recurring other expenses for Cariboo acquisition	-	-	394	138	532
Adjusted EBITDA	55,602	47,689	70,777	49,923	223,991

1 Gain on acquisition of control of Gibraltar relates Taseko's 87.5% share of copper concentrate inventories held at March 25, 2024 that was written-up to fair value as part of the acquisition of control of Gibraltar.

2 Realized gain on sale of inventory relates to copper concentrate inventories held at March 25, 2024 that was written-up to fair value as part of the acquisition of control of Gibraltar and subsequently sold.  The realized portion of these gains have been added back to Adjusted EBITDA in the period the inventories were sold.

3 Realized gain on processing of ore stockpiles relates to ore stockpile inventories held at March 25, 2024 that was written-up to fair value as part of the acquisition of control of Gibraltar and subsequently processed.  The realized portion of these gains have been Adjusted EBITDA in the period the inventories were processed.

Earnings from mining operations before depletion, amortization and non-recurring items

Earnings from mining operations before depletion, amortization and non-recurring items is earnings from mining operations with depletion and amortization, and any items that are not considered indicative of ongoing operating performance added back.  The Company discloses this measure, which has been derived from the Company's financial statements and applied on a consistent basis, to assist in understanding the results of the Company's operations and financial position, and it is meant to provide further information about the financial results to investors.

TASEKO MINES LIMITED

Management's Discussion and Analysis

(Cdn$ in thousands)	Q4 2025	Q3 2025	Q2 2025	Q1 2025	2025
Earnings (loss) from mining operations	96,848	39,242	(502)	16,366	151,954
Add:
Depletion and amortization	27,207	27,876	25,210	22,425	102,718
Other operating income	-	-	(4,008)	-	(4,008)
Earnings from mining operations before depletion, amortization and non-recurring items	124,055	67,118	20,700	38,791	250,664

(Cdn$ in thousands)	Q4 2024	Q3 2024	Q2 2024	Q1 2024	2024
Earnings from mining operations	28,727	26,686	44,948	24,419	124,780
Add:
Depletion and amortization	24,641	20,466	13,721	15,024	73,852
Realized gain on sale of inventory[1]	-	-	3,768	13,354	17,122
Realized gain on processing of ore stockpiles[2]	1,905	3,266	4,056	-	9,227
Other operating costs	4,132	4,098	10,435	-	18,665
Earnings from mining operations before depletion, amortization and non-recurring items	59,405	54,516	76,928	52,797	243,646

1 Realized gain on sale of inventory relates to copper concentrate inventories held at March 25, 2024 that was written-up to fair value as part of the acquisition of control of Gibraltar and subsequently sold.  The realized portion of these gains have been added back to earnings from mining operations before depletion, amortization and non-recurring items in the period the inventories were sold.

2 Realized gain on processing of ore stockpiles relates to ore stockpile inventories held at March 25, 2024 that was written-up to fair value as part of the acquisition of control of Gibraltar and subsequently processed.  The realized portion of these gains have been added back to earnings from mining operations before depletion, amortization and non-recurring items in the period the inventories were processed.

Site operating costs per ton milled

The Company discloses this measure, which has been derived from the Company's financial statements and applied on a consistent basis, to assist in understanding the Company's site operations on a tons milled basis.

(Cdn$ in thousands)	Q4 2025	Q3 2025	Q2 2025	Q1 2025	2025
Site operating costs (included in cost of sales)	119,585	117,651	86,067	68,917	392,220
Tons milled (thousand tons)	7,200	7,852	7,663	7,898	30,613
Site operating costs per ton milled	$16.61	$14.98	$11.23	$8.73	$12.81

(Cdn$ in thousands)	Q4 2024	Q3 2024	Q2 2024	Q1 2024	2024
Site operating costs (included in cost of sales)	100,495	107,712	79,804	90,040	378,050
Tons milled (thousand tons)	8,250	7,572	5,728	7,677	29,227
Site operating costs per ton milled	$12.18	$14.23	$13.93	$11.73	$12.93

TASEKO MINES LIMITED

Management's Discussion and Analysis

Technical Information

The technical information contained in this MD&A related to Florence Copper is based on the report titled "NI 43-101 Technical Report - Florence Copper Project, Pinal County, Arizona" issued on March 30, 2023 with an effective date of March 15, 2023 (the "Florence 2025 Technical Report"), which is available on SEDAR+.  The Florence 2023 Technical Report was prepared under the supervision of Richard Tremblay, P. Eng., MBA, Richard Weymark, P. Eng., MBA, and Robert Rotzinger, P. Eng.  Mr. Tremblay is employed by the Company as Chief Operating Officer, Mr. Weymark is employed by the Company as Vice President, Engineering, and Mr. Rotzinger is employed by the Company as Vice President, Capital Projects.  All three are Qualified Persons as defined by NI 43-101.

The technical information contained in this MD&A related to Yellowhead is based on the report titled "Technical Report Update on the Yellowhead Copper Project, British Columbia, Canada" issued on July 10, 2025 with an effective date of June 15, 2025 (the "Yellowhead 2025 Technical Report"), which is available on SEDAR+.  The Yellowhead 2025 Technical Report was prepared under the supervision of Richard Weymark, P. Eng., MBA.  Mr. Weymark is employed by the Company as Vice President, Engineering and is a Qualified Person as defined by NI 43-101.